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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DARLING INTERNATIONAL INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
237266101
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	237266101

1	NAMES OF REPORTING PERSONS: EagleRock Capital Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	04-2693383

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		6,443,778

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,443,778

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,443,778

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
**SEE ITEM 4(b).

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CUSIP No.	237266101

1	NAMES OF REPORTING PERSONS: Nader Tavakoli

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		6,945,756

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,945,756

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,945,756

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
**SEE ITEM 4(b).

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AMENDMENT 4 TO SCHEDULE 13G
This Amendment No. 4 to the Schedule 13G (the “Schedule 13G/A”) is being filed on behalf of EagleRock Capital Management, LLC, a Delaware limited liability company (“EagleRock”), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Darling International, Inc., a Delaware corporation (the “Issuer”).
This Schedule 13G/A relates to Common Stock purchased by Nader Tavakoli and EagleRock Capital for the account of EagleRock Master Fund, LP (“ERMF”), a Cayman Islands limited partnership, and EagleRock Institutional Partners LP (“ERIP”), a Delaware limited partnership. EagleRock Master Fund, LP holds 2,633,716 shares of Common Stock of the Issuer for the accounts of EagleRock Capital Partners, L.P., EagleRock Capital Partners (QP), LP, both Delaware limited partnerships, and EagleRock Capital Partners Offshore Fund, Ltd. (together the “Capital Funds”). EagleRock Institutional Partners LP holds 3,810,062 shares of Common Stock. Mr. Tavakoli holds 501,978 shares of Common Stock individually. EagleRock acts as investment manager to each of the Capital Funds, ERMF and ERIP, and Mr. Tavakoli, as manager of EagleRock, controls the investment decisions of EagleRock Capital.
Item 4 Ownership.
     Item 4 is hereby amended and restated as follows:
(a)	EagleRock is the beneficial owner of 6,443,778 shares of Common Stock and Mr. Tavakoli is the beneficial owner of 6,945,756 shares of Common Stock.

(b)	EagleRock is the beneficial owner of 8.0% of the outstanding shares of Commons Stock, and Mr. Tavakoli is the beneficial owner of 8.6% of the outstanding shares of Common Stock. These percentages are determined by dividing the number of shares beneficially held by the reporting persons, by 80,854,053, the number of shares of Common Stock issued and outstanding as of November 02, 2006, as reported in the Issuer’s quarterly report on Form 10-Q filed November 9, 2006.

(c)	EagleRock, as the investment manager of EagleRock Master Fund and ERIP, has the sole power to vote and dispose of the 6,443,778 shares of Common Stock held by EagleRock Master Fund and ERIP. As the principal of EagleRock, Mr. Tavakoli may direct the vote and disposition of the 6,443,778 shares of Common Stock held by EagleRock Master Fund and ERIP. In addition, Mr. Tavakoli may direct the vote and disposition of the 501,978 shares of Common Stock held by him individually.

The filing of this Schedule 13G shall not be construed as an admission that EagleRock or Mr. Tavakoli is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 6,443,778 shares of Common Stock owned by EagleRock Master Fund or

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ERIP. Pursuant to Rule 13d-4, each of EagleRock and Mr. Tavakoli disclaims all such beneficial ownership.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 99.1
Joint Filing Agreement dated February 8, 2007 between EagleRock Capital Management and Nader Tavakoli.
[Signature Page Follows]

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 7, 2007

EagleRock Capital Management, L.L.C.
By:	/s/ Nader Tavakoli
Nader Tavakoli, Managing Member

/s/ Nader Tavakoli
Nader Tavakoli

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